Exhibit 3.1
[SEAL]	BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
	Filed in the office of BARBARA K. CEGAVSKE	Document Number 20160237586-30
Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)
	Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 05/26/2016 10:30 AM
Entity Number E0262232010-9

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation
EXCELSIS INVESTMENTS INC.

2. The articles have been amended as follows: (provide article numbers, if available)
ARTICLE 1 The name of the corporation is: Stealth Technologies, Inc.
ARTICLE 5 of the Articles of Incorporation is hereby amended by adding the following:
Upon effectiveness (the "Effective Time") pursuant to the Nevada Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be rounded up to the next whole share of Common Stock. See additional language

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

94.61%

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)
5. Signatures: (required)

X BRIAN MCFADDEN
Signature of Officer
*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in additional to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT:   Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

Upon effectiveness (the "Effective Time") pursuant to the Nevada Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be rounded up to the next whole share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to adjustment for fractional share interests as described above.

The number of authorized shares will remain unchanged.